
02040724


RECEIVED
JUN 1 2 2002
154

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2002 6/3/2002

RADA ELECTRONIC INDUSTRIES LIMITED
(Name of Registrant)

7 Giborei Israel Street, Netanya 42504, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

RADA ELECTRONIC INDUSTRIES LTD.

6-K Items

1. Rada Electronic Industries Ltd. Press Release re dated June 11, 2002.

Item 1

FOR IMMEDIATE RELEASE

Netanya, Israel, June 11, 2002 – RADA Electronic Industries Ltd. (NASDAQ: RADFC) today announced that in an extraordinary meeting of the shareholders held on June 9, 2002, a quorum being present, the shareholders duly approved the previously announced private placement of its securities. At the meeting shareholders approved the following:

(A) the term of the Purchase Agreement between the Company and certain investors accordance to which such investors will purchase 1,938,776 ordinary shares at a price of $0.49 per share, which is equal to 70% of the average closing price of the ordinary shares for the last ten (10) trading days prior to the date of the shareholders' meeting. In addition, such investors will be issued warrants to purchase 4,302,041 ordinary shares. Such warrants will be valid for five (5) years and be exercisable during the first 36 months after issuance at an exercise price of $2 per share, and thereafter, during the following 24 month period, at an exercise price which will be equal to the higher of: (i) $2 per share or (ii) 50% of the average closing price during the ten (10) trading days prior to an exercise date. The warrants contain certain anti-dilution provisions that could reduce the exercise price of the warrants in the event that we issue securities at a price below the exercise prices of the warrants; and

(B) the conversion of $1,350,000 of the principal amount of loans granted by Mr. Howard P.L. Yeung, one of the Company's controlling shareholders into 2,755,102 ordinary shares at a price of $0.49 per share, which is equal to 70% of the average closing price of the Company's ordinary shares for the last ten (10) trading days prior to the date of the shareholders' meeting. In addition, the Company will issue to Mr. Yeung warrants to purchase 8,265,306 ordinary shares. Such warrants will be valid for five (5) years and will be exercisable during the first 36 months at an exercise price of $2 per share, and thereafter, during an additional period of 24 months, at an exercise price which shall be equal to the higher of: (i) $2 per share or (ii) 50% of the average closing price of our ordinary shares during the ten (10) trading days prior to the exercise date.

Pursuant to the Purchase Agreements, the Company has agreed to provide the investors and Mr. Yeung with the right to cause us to file a registration statement with the U.S. Securities Exchange Commission commencing one year after the issuance date, to register the resale of the ordinary shares issued to them and the ordinary shares issuable upon exercise of the warrants. The Company will seek at the next Annual General Meeting of Shareholders approval of an amendment to its Articles of Association increasing the number of authorized shares in order to issue some of the warrants to be issued pursuant to this transaction.

About RADA

RADA Electronic Industries Ltd. Is an Israel based company involved in the commercial and military aerospace industries. The company specializes in Avionics, Data Acquisition Systems, Ground Debriefing Stations and Automatic Test Equipment. RADA employs 100 people, many of them are engineers. Most of the employees work in the company's production plant in Beit She'an, Israel.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

Contact: **Adar Azancot - C.E.O**
RADA Electronic Industries Ltd.
Tel: 011-972-9-8921109

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)

By
Herzle Bodinger, Chairman



Date: June 11, 2002